10027872

AB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 Crescent Green Drive Suite 115
(No. and Street)

Cary (City) NC (State) 27518 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean Konzman 919-854-4453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives & Associates LLP
(Name – *if individual, state last, first, middle name*)

702 Oberlin DR Suite 410 (Address) Raleigh (City) NC (State) 27605 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/9/2010

OATH OR AFFIRMATION

I, Andrew G. Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Securities Inc, as of 12-31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

KATHERINE E. ADAMS NOTARY PUBLIC WAKE COUNTY, N.C.

Katherine E. Adams
Notary Public
My Commission Expires 6 / 6 / 2012

Andrew G. Burch
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA SECURITIES, INC.

Financial Statements and
Supplementary Information
Year Ended December 31, 2009

CAROLINA SECURITIES, INC.
Table of Contents

Rives & Associates, LLP
Certified Public Accountants

Independent Auditors' Report

To the Officers
Carolina Securities, Inc.
Cary, North Carolina

We have audited the accompanying balance sheet of Carolina Securities, Inc. as of December 31, 2009, and the related statements of income and retained deficit, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rives & Associates, LLP

February 10, 2010

Raleigh Office:
702 Oberlin Road: Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

Lexington Office:
212 West Center Street (27292)
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

Charlotte Office:
1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Member: American Institute of Certified Public Accountants, North Carolina Association of Certified Public Accountants
www.rivescpa.com

CAROLINA SECURITES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Current assets:		
Cash and cash equivalents	$	11,131
Prepaid expenses		1,000
Total current assets		12,131
Total assets	$	12,131

LIABILITIES AND STOCKHOLDER'S EQUITY

Total liabilities	$	-
Stockholder's equity:		
Common stock, $.01 par value, 100,000 shares authorized, 200 shares issued and outstanding		2
Additional paid-in capital		25,617
Retained deficit		(13,488)
Total stockholder's equity		12,131
Total liabilities and stockholder's equity	$	12,131

See independent auditors' report and notes to financial statements

CAROLINA SECURITIES, INC.
Statement of Income and Retained Deficit
Year ended December 31, 2009

Revenues:		
Interest	$	20
Other		1,360
		1,380
Expenses:		
Professional fees		6,925
Management fees		6,000
Regulatory fees		1,215
		14,140
Net loss		(12,760)
Retained deficit, beginning of year		(728)
Retained deficit, end of year	$	(13,488)

See independent auditors' report and notes to financial statements

CAROLINA SECURITES, INC.
Statement of Cash Flows
Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(12,760)
Adjustments to reconcile net loss to net cash used by operating activities:		
Cash flows from changes in:		
Accounts receivable		269
Prepaid expenses		(160)
Net cash used by operating activities		(12,651)
Cash flows from investing activities:		
Payment of account payable to affiliate		(12,446)
Net cash used by investing activities		(12,446)
Cash flows from financing activities:		
Net cash used by financing activities		-
Net decrease in cash and cash equivalents		(25,097)
Cash and cash equivalents, beginning of year		36,228
Cash and cash equivalents, end of year	$	11,131
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See independent auditors' report and notes to financial statements

CAROLINA SECURITIES, INC
Notes to Financial Statements
December 31, 2009

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a North Carolina corporation licensed in North Carolina. The Company's revenue will be generated principally by fees collected for serving in an advisory capacity for corporate finance activities and providing investment and management advisory services to corporations. The Company operates primarily within the Southeastern United States.

Net Capital Requirements:
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $11,131, which was $6,131 in excess of its required net capital of $5,000. The Company had no indebtedness at December 31, 2009.

Basis of Accounting:
The financial statements were prepared on the accrual basis of accounting.

Cash and Cash Equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company maintains a bank account at an institution insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. On October 3, 2008 the federal government passed the Emergency Economic Stabilization act of 2008 which temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The increased coverage is scheduled to expire on December 31, 2013, at which time it is anticipated amounts insured by the FDIC will return to $100,000. The Company's bank balances did not exceed the federally insured limit during 2009.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company paid the sole stockholder $6,000 in management fees during 2009 . At December 31, 2008 the Company had a $12,446 account payable due to the sole stockholder. This amount was paid during 2009.

NOTE 4 - INCOME TAXES

Deferred income taxes result primarily from temporary differences in financial reporting and income tax reporting of certain assets and liabilities, as well as operating loss carryforwards. Deferred income tax assets or liabilities are classified as current or non current based on the expected date of realization. A valuation allowance is used against deferred tax assets if the benefit derived from the deferred tax asset many not be fully realized. At December 31, 2009 the deferred tax asset balance resulting from net operating loss carryforwards totaled $4,484 with a valuation allowance of $4,484.

NOTE 5 - SUBORDINATE LIABILITES

The Company had no existing subordinated liabilities during 2009. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors is not required.

NOTE 6 - ACCOUNTING DEVELOPMENTS

In July 2006, the Financial Accounting Standards Board, (FASB), issued FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109* (FIN 48), subsequently titled under the FASB Accounting Standards Codification (ASC) as ASC 740. ASC 740 clarifies the accounting uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on an income tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company has adopted the provisions of FASB ASC 740 during the year ended December 31, 2009. Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits.

SUPPLEMENTARY INFORMATION

CAROLINA SECURITIES, INC.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net capital:		
Total stockholder's equity	$	12,131
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's quity qualified for net capital		12,131
Add:		
Subordinated borrowings in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		12,131
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		1,000
Total nonallowable assets		1,000
Net capital	$	11,131
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	-
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Ratio: Aggregate indebtedness to net capital	$	-

See independent auditors' report and notes to financial statements

CAROLINA SECURITIES, INC.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Reconciliation of the computation of net capital to the unaudited FOCUS, Part IIA Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2009:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	11,131
Audit adjustment to record depreciation and other items		-
Net capital, as reported on the audited financial statement Schedule 1 - net capital	$	11,131

Exemption Provisions Under Rule 15c3-3
Carolina Securites, Inc. claims an exemption from Rule 15c3-3 under section (k)(2)(i).

See independent auditors' report and notes to financial statements

Rives & Associates, LLP
Certified Public Accountants

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Officers
Carolina Securities, Inc.
Cary, North Carolina

In planning and performing our audit of the financial statements of Carolina Securities, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures mentioned in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to, error or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Raleigh Office:
702 Oberlin Road: Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

Lexington Office:
212 West Center Street (27292)
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

Charlotte Office:
1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the officers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2010

Rives & Associates, LLP

CAROLINA SECURITIES, INC.

Agreed Upon Procedures

Period Ended December 31, 2009

Rives & Associates, LLP

Certified Public Accountants

To the Officers
Carolina Securities, Inc.
1225 Crescent Green Drive Suite 115
Cary, NC 27518

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Carolina Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Carolina Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Carolina Securities, Inc.'s management is responsible for Carolina Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, from the general ledger, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. There were no adjustments reported;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, amounts were re-footed and compared to the general ledger, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates, LLP

February 10, 2010

Raleigh Office:
702 Oberlin Road: Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

Lexington Office:
212 West Center Street (27292)
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

Charlotte Office:
1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Member: American Institute of Certified Public Accountants, North Carolina Association of Certified Public Accountants
www.rivescpa.com

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Carolina Securities, Inc.
1225 Crescent Green Dr
Suite 115
Cary, NC 27518

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)
2/24/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carolina Securities, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 0

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 150

(to page 1 but not less than $150 minimum)